August 19, 2005


By facsimile to (212) 373-2042 and U.S. Mail


John B. Ross, Esq.
Vice President and General Counsel
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, MD 21236

Re:	Williams Scotsman International, Inc., formerly known as
Scotsman Holdings, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
S-1
	Filed August 18, 2005
	File No. 333-124459

Dear Mr. Ross:

      We reviewed the filing and have the comments below. The review of the financial information for the period ending June 30, 2005 is still ongoing and we may have further comment after the review of that information is complete. Unless indicated otherwise, our page references below are to the filing`s courtesy copy.

General

1. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

Option Extension Amendment, page 69

2. Please quantify the amount to be paid to Messrs. Holthaus, Donegan, LeBuhn, and Ross as a result of the termination of their options. Prior to pricing, you may use the midpoint of the bona fide price range.



Principal and Selling Stockholders, page 77

3. We note the revisions to footnotes 1 and 5 of the stockholder table. Please identify the person or persons who have voting or investment control over the securities owned by the Cypress
Stockholders and the Odyssey Investment Partners Fund.

Underwriting, page 96

4. We note that the underwriters have reserved shares for sale to Michael Finely. Supplementally describe how the prospective recipient and number of reserved shares were determined. Please also advise when the decision was made to include a directed share program in this offering and whether any additional changes to the program are contemplated.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Williams Scotsman may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Williams
Scotsman thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Williams Scotsman and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.


	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Chris Edwards, Special Counsel, at
(202) 551-3742.

Very truly yours,



Pamela A. Long
Assistant Director

cc:	John C. Kennedy, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	1285 Avenue of the Americas
	New York, NY 10019

	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	1 Liberty Plaza
	New York, NY 10006



John B. Ross, Esq.
August 19, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE